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                              February 8, 2023

       Ezra Gardner
       Chief Executive Officer
       Gesher I Acquisition Corp.
       Hagag Tower
       North Tower, Floor 24
       Haarba 28, Tel Aviv, Israel

                                                        Re: Gesher I
Acquisition Corp.
                                                            Form 10-K for the
fiscal year ended September 30, 2022
                                                            Filed December 29,
2022
                                                            File No. 001-40897

       Dear Ezra Gardner:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed December 29, 2022

       General

   1.                                                   1.   With a view toward
disclosure, please tell us whether your sponsor is, is controlled by, or has
substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings
to include disclosure that addresses how this fact could impact your ability to
complete your initial business combination. For instance, discuss the risk to investors that
you may not be able to complete an initial business combination with a U.S. target
company should the transaction be subject to review by a U.S.
                                                             government entity,
such as the Committee on Foreign Investment in the United
                                                             States (CFIUS), or
ultimately prohibited. Disclose that as a result, the pool of potential targets
with which you could complete an initial business combination may be limited.
Further, disclose that the time necessary for government review of the transaction or a
decision to prohibit the transaction could prevent you from
                                                             completing an
initial business combination and require you to liquidate. Disclose the
 Ezra Gardner
Gesher I Acquisition Corp.
February 8, 2023
Page 2
               consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at
202-551-
3438 with any questions.



FirstName LastNameEzra Gardner                               Sincerely,
Comapany NameGesher I Acquisition Corp.
                                                             Division of
Corporation Finance
February 8, 2023 Page 2                                      Office of Real
Estate & Construction
FirstName LastName